1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC February 2007 Sales Report
Hsinchu, Taiwan, R.O.C. — March 9, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for February 2007: on an unconsolidated basis, sales were NT$20,577 million, a decrease of 1.3 percent from January 2007 and a decrease of 14.3 percent from February 2006.
On a consolidated basis, net sales for February 2007 were NT$ 20,948 million, a decrease of 2.1 percent from January 2007.
TSMC Sales Report (Unconsolidated):

			(Unit: NT$ million)
Net Sales	2007*	2006	Increase (Decrease) %
February	20,577	24,009	(14.3)
January through February	41,429	50,187	(17.5)

*	Year 2007 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
March 09, 2007
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2007.
1)	Sales volume (in NT$ thousand)

Period	Items	2007	2006
Feb.	Net sales	20,577,285	24,008,853
Jan.-Feb.	Net sales	41,428,680	50,186,460
2)	Funds lent to other parties (in NT$ thousand) None.

3)	Endorsements and guarantees (in NT$ thousand) None.

4)	Financial derivative transactions (in NT$ thousand) TSMC Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	22,170,810	11,503,800	—	—
	Mark to Market Profit/Loss	(22,233)	(85,587)	—	—
Expired Contracts	Notional Amount	15,488,191	19,342,485	1,310,840	1,310,840
	Realized Profit/Loss	(3,227)	(359,823)	—	—
TSMC’s subsidiaries
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	4,231	—	—	—
	Mark to Market Profit/Loss	94	—	—	—
Expired Contracts	Notional Amount	29,145	—	—	—
	Realized Profit/Loss	(294)	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 9, 2007	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer